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             August 7, 2023

       Jon Heimer
       Chief Executive Officer
       Olink Holding AB (publ)
       Uppsala Science Park SE- 75,183
       Uppsala , Sweden

                                                        Re: Olink Holding AB
                                                            Form 20-F filed
March 27, 2023
                                                            File No. 1-40277

       Dear Jon Heimer:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services